Exhibit 99.1
Press Conference
13 March
Ladies and gentlemen, my warm welcome to you. Dear colleagues, you’re welcome to this press conference on short notice, and of course I also welcome those people and certainly a lot of employees who, right now, will follow our press conference on the Internet.
You know the occasion for our press conference today but what I have not (phonetic) to announce to you is the persons who are here on the podium. Jon Baumhauer is the Chairman of the Executive Board of E. Merck OHG and the Chairman of the Family Council. Then you have Dr. Michael Römer the top executive, the Chairman of the Executive Boards. Then we have the supervisory boards Chairman, Professor Wilhelm Simson and then Dr. Becker who is the CFO and to the utmost right Elmar Schnee, the person responsible for the pharmaceuticals business, which we are concerned with today as well in right parts. Now Dr. Römer has the floor.
Römer:
Thank you very much and welcome to you all, ladies and gentlemen, during the late press conference. I was asked about the positions (phonetic) and I said, ‘I am not going to comment but with one exception and the exception is that something happens.’ And something really happened. At the time, ladies and gentlemen, we said already that pharmaceuticals is a mainstay of our company. Therefore, this morning we made the decision to make a public offer to the shareholders of Schering AG. Let me point out that our strategy of focused diversification was the basis for this. In the past few years, we created the basis for the fact that we are able to make this offer today and thus achieve a quantum leap in our pharmaceuticals segment, at least this is our opinion. It’s the right transaction at the right point and time, and it builds on what we achieved up until now. And the complimentary form we will receive will ensure our future. It will open future perspectives to our company to have a strong company acting from Germany. This transaction is, of course, an advantage for everybody, for our employees as well as for the employees of Schering and as well as for our customers.
Let me point to the major columns of the transaction. Can I get the slide, please? It’s an attractive offer. This tender offer was made today that is 77 euro per share in cash that represents a premium of 35% to the 3 month average share price or 24% to the unaffected share price. (Break in audio) This adds up to a total equity value of 14.6 billion and a minimum acceptance threshold of the 51%.
What do we want to achieve with this? On the one hand, we want to significantly strengthen our ethicals. Pharmaceuticals business, we want to have a more convincing product portfolio and a strengthened and expanded pipeline in complimentary businesses.
Let me point out particularly that the volume that we spent on research (pause 4:38 - 4:43) will then be 1.3 billion in the pharmaceuticals area while we have a 1.7 billion research budget for the group as a whole, and this will represent a very significant increase for our future business. We maintained the leading market position in our core segments and we shall get additional core segment that is diagnostic imaging.

Press Conference
13 March
This will give us immediate accretion, more rapid sales, more rapid growth, and the global business with a strengthened position and we will also be able to make use of cost synergies (inaudible 5:31) with a potential of approximately 500 billion euro per year. (Pause in audio 5:39 - 5:44.)
Financing is okay, and what is very important is we have the complete support of the Merck family, who will make their own contribution but to the tune of 1 billion euro.
Now what would the new company be like? It would have sales of 11.2 billion. (Inaudible 6:11 - 6:16) 1.7. The return on sales will be 16.2% and the new group would then have more than 54,000 employees worldwide, and yet we have to say that especially the sales force will be strengthened. I’m not going to give you every single detail of this portfolio but let me make two or three points.
The pharmaceuticals area will be unethically vocally (phonetic 6:49) increased and strengthened, especially in ethicals. The chemicals division will remain with the same structure, and in the pharmaceutical division, we will have as an addition diagnostic imaging.
When we look at the regions, we will be strengthened in Asia, especially in Japan and in the United States and here, especially in the pharmaceuticals sector. However, presence in the most important of the markets will also be significantly stronger.
Ladies and gentlemen, so this, in brief, the major points of the plant transaction and you will get further details later on.
A very important point for this transaction is the support of the Merck family and the cooperation with the Merck family and I now give the floor to Mr. Baumhauer as the representative of the Merck family.
Baumhauer:
Thank you very much. Today is indeed a historic day for Merck and the transaction proposed by our family is a milestone for our company and for the family as the majority shareholder. We are happy that with this transaction the possibility is made to join two companies with comparable history, corporate culture, and similar objectives in order to create a high carat global pharmaceutical and chemical company with the headquarter in Germany.
The family was closely involved in the preparation of the project and fully supports the plan. It is evidenced by the intention of the family to support the financing of the transaction with a contribution of 1 billion euro. About the strategic logic you will hear from the management board, we as family that has been committed to Germany for 300 years. We are pleased that we are able to make such an investment in Germany thus strengthening the competitiveness of the German pharmaceutical industry.

Press Conference
13 March
Of course, we know about the enormous changes coming along with this transaction, and therefore, the family shareholders as Professor Simson, to support us and to take an active leading role.
Professor Simson, during his 35-year professional life, has a lot of experience with large transactions and integration processes asked. CEO of VIAG AG, he led the merger VEBA AG to become E.On AG and he did this with great success. Subsequently, he was the chairman of the board of E.On AG, Germany’s largest energy company, and he was responsible for the corporate strategy.
Professor Simson has been closely linked with our company. He has been a member since 2004, and since the first of January 2006, he also has been the chairman of the supervisory board of Merck KGaA and he is also the member of the family council of E. Merck HG and the function in which we ask him for support. He will be the leader in the transaction, and one successfully concluded he will also create the basis for a timely and successful integration. Dr. Wilmot will gather with his team. We’ll go on to be responsible for business operations.
Professor Simson can explain on his own to you what his tasks are. Professor Simson.
Simson:
Ladies and gentlemen, I’m very happy that I can be part of a process, which has asked its objective to shape a highly qualified pharmaceutical and chemical company in the work market, and to fill this and your company with life. I’m also very much honored by the fact that the Merck family presents me with its confidence to be the leader in this transformation process and to shape it. My objectives are an effective communication and target oriented communication with all parties to the transaction in order to communicate this transaction to make it clear and to bring it to a successful end.
Secondly, I want to support the management team and to advise them in order to be able to achieve this objective.
Thirdly, I want to implement a rapid and successful integration and I want to check the process and to lead it and convincing everybody else. I do have a lot of experience since I did already manage several mergers of larger companies, and this includes, of course, experience made with family companies. This is certainly of a benefit in this case.
I want to cooperate with both management teams and I want to make the transaction a success. I want to focus on what is best for both companies and a new larger company, and this is supposed to be established in a process of in a rapid but calm and smooth integration process. However, my first focus is on the successful implementation of the transaction that there’s communication with all parties involved, with shareholders, with the employees, with the representatives of the employees, the trade unions, policy makers, and with everybody interested in this transformation.

Press Conference
13 March
Ladies and gentlemen, of course this communication offer is also directed to all employees of Schering and all functions they have at Schering. One main desire to do and here, I would like to emphasize the success possibilities and why it makes sense to do such a transaction.
Now it’s time to talk about the details, and initially we’ll start with the explanation of the reassessments for the transactions. Ladies and gentlemen, I am pleased to explain to you the large advantages of this transformation. You will certainly know that the pharmaceutical market is certainly an interesting market growing stronger than the gross national product. And I believe for us as a company, this is now a good point and time to benefit from the strength of our chemical business in order to strengthen our ethical division and to make it fit for the future.
The transaction has two important advantages. The first certainly is that we strengthen our own ethical division. The second one is that this transaction means a clear value increase. In detail, they are the scale and the critical mass of our sales organization and that of our research that makes us competitive in the global competition. We have a competitive sales force and we have a strong development pipeline. When we look at the value added, we can grow more rapidly based on this merger. We have a potential for cost savings, and we’re convinced that the integration risks can well be seen.
Let us now come to the importance of the critical mass, why I believe it is absolutely necessary. It is absolutely necessary because what this newly found company, with a larger Merck, we will be in a position to stand our own in keen competition with other pharmaceutical companies. The combined sales will go up by 3.3 times and the research and development budget will amount to 1.3 billion euro with over 30 projects, which represents first class research pipeline. We will make use of the success from our R&D pipeline in order to pass this success onto our patients by sales force of 9,000.
We are convinced that the new size of Merck will be an optimum size, which is sufficient to be able to stand our own in keen global competition but is not too large so that we can keep the flexibility and entrepreneurship, which we have in Merck. We should use all resources available in order to make our company grow.
Let’s go on to oncology, which was one of the major Merck therapy arrears. This will be strengthened significantly, and this will also mean that in this area we will have competitive growth. In Merck, we have Erbitux that was launched in June 2004. It was one of the best launches in Europe, and Erbitux has a very adequate and promising potential on account of further indications. We have high expertise and cooperation with authorities of the federal health services with opinion leaders also in the USA and Japan with a joint pipeline with 16 products with half a pipeline of world class. Some of these projects have the potential of being the first product in its class or the best product in an existing class.

Press Conference
13 March
There are also complimentary effects in Merck as specialized on solid tumors whereas Schering has experienced in hematology tumors. And when we look at the growth over the last three years, we had almost 20%, what is almost triple as high as the pharmaceutical world growth and we are convinced that also in the future will grow far over the market average in oncology.
New Merck would continue to be global number one in oral contraceptives because that is the number one product of Schering. They have a product named Yasmin with a 600 million euro sales and it’s the leading brand. We also have together a leading position in contraceptives and hormone substitution. Schering proved that they are in a position to protect this very large franchise with more than 10 launches since the year 2000.
Among Merck’s activities, Theramex, there we have women’s health and we want to combine them with those of Schering’s and benefit from them successfully to get the with Schering’s competence.
When you look at that growth over the last three years, we’re far over the global growth. CNS, here both companies have a lot of experience. We have one product from our own research Sarizotan for treatment of Parkinson’s disease. Here we expect phase three results in the second half of the year. Of course, after the merger, we will be able to use Schering’s resources and that is those resources that now go to neurologists and we will be able to effectively make use of them. We will have a new research program in CNS for targeted research.
With the Schering’s Betaferon, we have a leading therapy and treatment of multiple sclerosis. Last year, the product had sales of almost 900 billion and we are convinced based on the information we have, that this product has further development potential because it is being tested in additional clinical trials and new indications will crop up. In addition, with compass, we have a product with high potential for the treatment of MS.
And cardio metabolic care, Merck here we have a staple sales carrier, which is sustained and stable and here we have two large brand families, one is Concord with more than 300 million euro sales, and the other family is Glucophage, the Diabetes treatment with a sales of a quarter of a billion. And this area will certainly aim for profit maximization, and after the merger, we’re going to make an analysis of our research projects and after that we will make a decision on how to continue with this area. We’re certainly interested in supporting this area as well, and it will still give us adequate preference and cash flows.
Of course Merck is represented in Japan in the United States but not by ethical pharmaceuticals but by the chemistry, for instance, with liquid crystals. In USA and Japan right now we don’t have an ethical organization and the new company will be strongly positioned also in this area on account of the strong sales force network. It’s not only in the United States and in Japan but we will also get a stronger foothold in Europe and Latin America and Asia. We’ll get a global market coverage and it will enable us to use to a maximum our product possibilities since we can sell them by our own sales

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13 March
force. What is very important is that our research and development expenditures can get into an adequate order of magnitudes. Right now, we have an investment of 1.3 billion euro as a whole, and this is an order of magnitude making us very competitive against other medium pharmaceutical companies all over the world.
We’re going to gain significant advantages from this gain in size. That will be a higher probability of product approvals, more rapid development of new therapies for new diseases for which there is no therapy yet. Together Merck and Schering, we have complimentary knowledge and competence in research and development, and together we have a highly competitive research and development pipeline focusing on three main areas, that is oncology, genecology, anthology, and CNS.
A portfolio with 1.3 billion expenditures or so permits to test a lot of products and projects in many indications and tests, and so we can distribute the risk and this insures or increases assuredness of profit certainty for the new company. We have three focus areas in oncology. We have 16 products in the pipeline, and here we have a very good mix between the late and early phase projects.
With Erbitux, we have a product that gives us growth right now and with (inaudible — 7:19) Schering on the (inaudible 7:21) of 25 we have products with a very high growth potential.
With genecology, oncology, and anthology, we have eight projects in the pipeline, which should really enable us to effectively protect this very large area and make it grow further. In CNS, there’s a turn where we hope for a launch but also products such as Leukine and Campath have a very interesting potential in new indications. When you see this portfolio, you see that that is a fantastic balance between early and late phase projects.
And we have a very good pipeline in all three focus areas, especially in oncology, I believe I can say without embarrassment that we’ll have to work less pipeline in the new company. With Erbitux, we have a product that is in the market now and because of Schering, we have products that have a promising potential that are still in a very early stage of development.
Here again, in oncology, which is a big growth market with high potential cancer treatments, here again, we have a mix between early and late stage projects, and we compliment each other because Schering has the competence in primatology and Merck in solid tumors.
Now, what we will gain from this merger and why do you do this? Once reason is that this means a significant strengthening of our own ethical business. The new Merck group will have a sales percent potential based on last year, a sales potential of 5.6 billion euro. Therapeutic areas of oncology, genecology, anthology, and CNS for which in every area we will have products with a very high potential Erbitux in oncology, Yasmin in genecology, and Betaferon later (inaudible 9:58) in CNS.

Press Conference
13 March
All in all, we have research investment of 1.3 billion with a very high number of projects, all in all more of them 30. And they constitute work as pipeline with the research investment (inaudible 0:24) 6 billion, and together we have a sales force of more than 9,000 who are working in all important markets and will bring our products to the patients and the market.
Let us now talk about the very significant value appreciation. The strength and global platform offers us a more rapid growth as combined companies. Schering’s experience CNS enables a rapid launch of our Sarizotan product. In addition, Schering brings sales to people and to sales organization in oncology who can be used to sell Erbitux in the new indication right practically as of now are immediately. So the merger in development and in the said organization with more than 9,000 in sales force in all countries of world makes us an attractive part of our company’s biotech, for smaller partner companies who would like to have us develop and sell their product. We’re going to have a value maximation of our research and development investment since we do have the global rights and we can market this global right on our own worldwide.
With the merger with Schering, we’ll gain immediate access to the two largest pharmaceutical markets in the world, these are Japan and North America, which does strengthen our presence in Latin America, Europe, and Asia.
Through the integration of the two companies, there is also the potential of cost synergies. We plan on annual synergies of 500 million euros. That is about 8% of the value and total cost, and here the relevant total cost with (inaudible 2:58) Schering’s. That’s to hold the cost of our ethical divisions plus the corporate headquarter function at Merck. What we want to achieve with this merger is to keep the two research and development budgets together and thus enables us to develop more rapidly and better products and market so it doesn’t have any presence in Japan and the USA and no immediate presence. But here we have an addition that is the immediate market entry and in oncology. The only overlap we see as an advantage that will give us further growth.
We think that the full amount of the investment would have been reached by the year 2009. Of course an integration always carries risks but we believe in the case we present to you the risks are not as high because we are concerned with two German companies and; therefore, we believe that the integration will go well or run well. And we are convinced that the business segments of Merck and Schering compliment each other in an ideal way. We practically have no further investment expenditures in America and Japan, and we have hardly any overlaps. And if we do have them, they are positive in the therapeutic areas.
We will develop the integration strategy in cooperation with Schering and we will have a world-class company with headquarters in Germany now just the two new companies combines. And Dr. Becker now has the floor.

Press Conference
13 March
Becker:
Ladies and gentlemen, I start with a survey of the newly developed company. You know already Merck and Schering are half, approximately, the same size. Together it’s a sales of approximately 11 billion and two or three pharmaceutical (inaudible 5:51) accounting for 80%. And in this pharmaceutics business includes the contrast media business. The ethical business will account for 50% excluding (inaudible 6:05) and the chemical business 20%. The operation results are almost identical; 900 million in both houses, together 1.8 billion and that means an operating margin of 16% for the company as a whole, a pharmaceutical margin of 15% and a chemicals margin coming exclusively from Merck of 26%. So in the new Merck company, the chemical division will be the highlight as you know very well.
Earnings after Texas will be a little less than on the two parts added together because we had to count certain exceptions into it and gave the earnings of the net income will pay approximately .9 billion. And the earnings per share this is a pro forma accounting for 2005 where we have the two earnings and weigh account for interest charges and the capital increase for re-financing and so the earnings per share pro forma for both of the companies 3.45, the sources of growth Merck KGaA, that’s the liquid crystals oncology and Schering will contribute genecology and anthology so that we’ll have three main sources of growth.
Financing, of course we will have to have bridge financing, the three banks, Bear Stearns, Deutsche Bank and Goldman Sachs, makes this investment plan. Of course, this has to be accepted by the federal agency for our finances and they will accept this only when we can prove that we can pay.
And we took enough time as not to get under pressure. We’ll do the refinancing. We’ll both retain our investment great ratings so we will ensure that this is not going to be a highly leveraged aid but an investment rating deal. So our debts will not be rapidly leveraged driven both strong upright and cash flow.
So in addition to the long-term means, we will have a rates issued to public shareholders on the condition that at leas 51% of the Schering shareholders will have to take up this offer. And depending on how near we get to the 100% take up, we of course want to achieve will have a wide spread for the capital increase between half a billion.
And 4 billion euros, the Merck family, this was already said by Mr. Baumhauer in addition is committed in addition to 1 billion euro and 1 billion euro is not the triple of what the public shareholders were contribute the Merck family’s investment or share in Merck will decrease. So we have a two fold investment that is on the one hand the family makes a cash contribution and on the other hand it is willing to reduce its shares. So offer prices of 77 euro in which we see a premium of 35% and to certainly see why we think this space is to be better than the closing price of last Friday. The Schering share had a lot of movements in the last few days and we are of the opinion that part of this premium was already included in this price also with the support of Schering. And

Press Conference
13 March
we believe that the average price is the better one, and if we don’t want to follow that, three months is a long time or a long period. But if you don’t want to look at that period, then of course, you should not consider the leap of the last few three days. This is what we mean when we talk about non-effective share price.
Mr. (inaudible 2:01), my summary. I hope we were able to make clear to you that with this transaction, we can create a highly profitable merge to chemical and pharmaceutical companies that will include a high upward affiliation and the Merck family fully supports this transaction. We are convinced that this transaction will be successful for our company because a stronger and more competitive company is the best guarantor for safe jobs. We are also convinced that the city of Berlin will continue to play an important role in the business of the new Merck group, and we are also convinced (inaudible 3:01) transaction Germany, as such, as a market for business will be strengthened and that we can achieve a new company that can use qualified competence in Germany. And we are also convinced that this innovative key technology can be safeguarded in the long term.
Ladies and gentlemen, I’m sort of proud of this transaction, which means a quantum leap for Merck, and which gives us the possibility to make our future safe and to shape it on our own. Thank you very much, and of course, I’m available for your questions.
Thank you very much. Let me point out. Please turn off all your Blackberries and mobile. Some times the microphones do not work and this very disturbing noises with regards to the transmission to the Internet. So please turn off all your mobiles. So that was my housekeeping. Now my questions are your questions that you’ve probably had for 20 hours.
Q:
Mr. Schwarz of the Sueddeutsche Zeitung, Schering has a rejecting attitude. What do you want to do against that with your (inaudible 4:44) and that will not be enough and then you have the 500 million cost. What is behind them? How did you calculate this and perhaps something about a job start might be cut?
A:
Okay, the first two questions cost savings. I think that Elmar Schnee had already given you the reasons but he can repeat that in details. Well, the rejecting attitude of Schering, see I can only say the following way of the opinion that the convincing arguments are on the table and we are convinced that in talks we can bring this to a successful end. The second question was the question about jobs. Let me answer in two points. The focus of this transaction is not in cost savings. Through job cuts, the transaction is geared to creating a complimentary company. Of course, when two companies go together, then in certain areas their reductions will ensue but let me point to the long history of Merck’s with regards to employment. We are a very much socially aware company, and in the past, we’ve always been very much socially aware and we’ll continue to be socially

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13 March
aware in the future. And I think cost savings should be, again, be commended by Elmar Schnee.
I believe you heard how we’re going to go about this. The large advantage of the merger between Merck and Schering is of course as far as that we don’t have to make use of all the energy potential or synergy potential we have. The two companies compliment each other, and that is the big advantage and the charm of this transaction for us. Of course, there are high potentials, and in many companies, we’d have two organizations after the merger and we need only one but we don’t want to reduce employment but we want to reduce structures and that is those are the arrears where we expect to synergies.
Q:
A lot of it’s (inaudible 7:38), perhaps you can talk about the history of the project. For how long have you been conducting with the talks? Why weren’t you able to find the friendly agreement? Did you already talk to Allianz the one at large shareholder of Schering’s? Are they ready to sell? How many shares do you already have? How many Schering shares do you already possess and then the Merck Family one billion investment, will they also sell shares in order to be able to finance and to which right will be a share of the family be reduced and then about the management you said Berlin is supposed to remain an important cooperation? Will the new company be one Merck? Will you find a cooperative basis? Well, I believe Mr. Becker will answer the financial question first and about management then, Professor Simson.
A:
Becker — so the question how long we have been talking to Schering. We’ve been talking to them for some time, against many back drops. Why in the final resorts, the executive board of Schering did reject the offer. We do not quite understand. Perhaps you should ask Schering for that reason. We believe that we developed an offer that took into account any possible objections by Schering. We cannot do any more than that. Of course we talked to the large Schering shareholder. We are under the impression that it does not share the objections of the executive board for (inaudible 9:52). For details please ask Allianz.
Without as long as it was possible to prevent any speculation, we bought some shares but as soon as you acquire that percent, it has to be made public but we didn’t want to have any speculations so we stopped shortly before the 5% margin.
Lay Family — Yes, I read that the family will sell shares. No, the company doesn’t sell but the share (inaudible 0:50) will increase. A (inaudible 0:53) of the family will not sell but they will take money into their hands in order to pay it into the company. That is 1 billion euros. And so, when we go to a capital increase of 4 billion euros, then the family share would still be at about 60%, depending on the share price at the point and time. Well, of course, it is very important to talk to all parties involved and to develop a new optimum structures and then we have to look at the acting persons of Schering’s

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management and Merck managers will have the best opportunities. We’ll have to find the best people here. We can’t say anything yet because no talks were conducted with Schering yet but, of course, we’re prepared to talk to Schering or Schering groups when we have the occasion and are invited to come there.
One annotation, you’d asked about talks with Schering. Yes, of course we’ve talked to Schering of ours during the last few months and during the last week on this. Well, we talked immediately to Schering directly.
Q:
Now, financial time starts on Mr. Smallca (phonetic 2:26), you said about you want to reduce the structures but structures always involve people so will there be job reduction? How many in Germany and how many abroad?
A:
Well, ma’am one question to you. You said you presented good arguments to the Schering executive board and hoped that you would be able to convince the Schering board. Now what about Mr. Erlen not being agreeable, would you then go to a hostile take over? Well you wanted to have the answer from Mr. Schnee but let me give you my philosophy.
I believe it is very important such a phase, first, to develop the new structures, first to look at the new potential, what is going to come from the pipelines in the near future, and will the larger organization be able to implement this in a more rapid way? And here we really need many people and then we can talk about what do we really need. And I think it’s always fatal when you say, ‘Okay, let’s make people redundant and then we find out we integrate them or re-employ them. But right now at this point and time, nobody can say anything specific about this. Of course, they take over Schering’s, of course, based on the fact that both companies do compliment each other and in research and development, we do compliment each other. And together we have 1.3 billion and research without people would not get you far. (Inaudible 4:29) while we as ethical division don’t have any sales force in the USA and Japan, and we need sales force capacity for such a good pipeline as we’ll have it together. I hope this gives you an answer, and of course, we don’t have any detailed plans. Of course, we would certainly want to have the input of our Schering colleagues.
Then I think that stirred the question what about the offer independent of what the Schering board will say. Well, we will make the tender offer independent of what the Schering board objects or rejects. We are of the opinion that the Schering board will see the attractiveness of the offer very soon. We will make the offer as a (inaudible 5:40). Unfortunately, all questions were already asked.
I thought that jobs would be kept on account of the synergies and not our new structures but I believe I’m not going to get any answer from you to that today.

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Q:
There’s another announcement from Merck, and that is the new manager, Carl Ludwig Kley, implied. Perhaps you can say a few words about that?
A:
Mr. Kleys career, this might not las the career stop for Mr. Kley to become your deputy. And then when we look at the trace rates to Schering’s price of the stock exchange, it seems to be convinced that 77 euros is not the last (inaudible 6:55) and perhaps you can dwell upon whether a higher price might be paid. And then I think our colleague (inaudible 7:06) asked:
Q:
What ruler could Mr. Schnee assume in such a future in such a position in the future?
A:
Baumhauer will answer with regard to Mr. Kley. We’ll talk about Mr. Kley. Of course I’ll do that. We all know that this transaction is a very big challenge also for the management. We have full confidence in the executive board that they will be able to implement this translation but we are happy that we have the opportunity, on the one hand, to add Mr. Simson because neither Schering nor Merck have managed such a large transaction and so we are very happy to have an entrepreneur with us that is Mr. Simson who knows about such transactions. On the second hand, the family council, a couple of days ago, made the decision to appoint Mr. Kley for Lufthansa to become the Deputy Chairman of the Board on 1 September 2006 and he will have the specific responsibility of implementing the transitional continuing the implementation of the transaction. We want, of course, we’re going to have to see younger people sitting on the executive board, and Dr. Kley is quite a young man, younger than the others.
Now the share price, well, our offer would not expire before the mid of May. I think we should continue our talk. Note the share price by mid May. So the future role of Mr. Schnee, I believe that new management will be appointed after the transaction was completed and then, only then, will we present the new team at that point ant time. Mr. Schnee is going to remain our man.
Q:
I would like to get more information about your schedule. Now, what are your plans now? What about the talks with Schering? What are the subsequent plans? Now, offer is supposed to be presented mid- May? Can you give us more information, more detailed information and perhaps more details about the future of the Berlin site and the name of the Schering Company?

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A:
I will in Berlin tomorrow. Of course we talked to a number of personalities in Berlin with the Federal Chancellor with the governing mayor, Mr. Wowereit and we’re going to fly to Berlin tomorrow. I am also going to call Mr. Alan whom I know very well from my long activities in the chemical industry, and I shall call him and ask him whether I can talk to him. I hope that I will get an appointment with him. I know both of the companies very well, and I’m sort of a have a mediation goal, and I want to ask whether we can get into a toxic. And regard to the name, Schering, I cannot say anything. The parent company is Merck KGaA and it will remain Merck KGaA. We know that Schering is a good name and Shering has a lot of brands, and of course we’ll carefully go about that. First let us develop a concept and only then, we can talk about that. Now it’s much too early.
Q:
With regard to the time schedule, today we publicly announce that we are going to make this offer. Then the tender offer would be presented to the federal agency for finance services, and they have 14 days to approval. That means that the end of March it would go to the shareholders and the offer would expire in mid-May. And those are the six weeks during which the price would play a role.
Of course, today we certainly had a speculation wave. I would just have to wait until those (inaudible 2:43) and then we get the answer from the stock exchange. And then in six weeks from the beginning of April to mid May, this will develop and then at the end of May we’ll have a difference. It adds up.
Q:
Now the headquarters of the company will remain in Darmstadt. What about Berlin?
A:
Berlin will be an important aside of the new Merck group and the headquarter will be (inaudible 3:18) Darmstadt.
Q:
One question to Mr. Baumhauer, was the family initiator of this transaction or they just support this plan?
A:
Can Mr. (inaudible 3:47) remain a core business? Did I understand this correctly? Did you try to talk to other companies to make a similar transaction? And last question, do

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you perhaps expect problems with the (inaudible 4:09). While good ideas always have several thousand (inaudible 4:13), this was the same in this case. And so the family and the executive board started to think about things like that early on. The opportunity to have the power to do this really crept up on me in the last two months emphasis where it was initiated to get the executive board. Chemistry, yes, chemistry is going to remain a core business. We’re going to remain a chemical and pharmaceutical business. This is our strategy and this is what we stick to. Now about the anti-trust agency, of course we need the authorizations of the cultural offers. However, in the pharmaceutical industry, and with our order of managers, there shouldn’t be any problem and we don’t see any reasons why this should not happen in May time plans.
The second question that we’ve talked to other companies as well, I believe you are not asking me when did you talk to other companies about what they think about our plans. No, I think we talk to other companies about such plans. No, we did not in the last few months. You want to have a (inaudible 6:03) that a contract. Don’t you need a higher share for integration? Don’t you need a much higher percentage in order to have a ruling contract we need 75% in the general assembly. And that means the general meeting of Schering’s. So it’s the speculator to follow many of it we need in order to achieve the 75%. This depends on the presence at the shareholders assembly, 51% is not a percentage we’re satisfied with. If it’s below 51%, we don’t want to have anything to do with that. We believe that we will have a high take up rate and the 51% is hurdled that is now very important, which we do not want to miss, and the necessary hurdle for the 75% presence at the HEM is certainly something over 50% as well. I believe we’ll need the presence of about 60 —65% at the general assembly then we can have a (inaudible 7:26) contract.
Q:
Do you want a complete integration as the Schering share to disappear from the market?
A:
Yes, we want 100%. This will take a long time but some point and time we’ll have 95% and then the share will disappear from the market and will go into our safes. Somewhere in the back.
Q:
Question about personal questions in connection with Mr. (inaudible 8:11) stepping down there were a lot of speculations that might have been differences with regard of such acquisition plans as we see them right now. Is there a connection between the two developments? It seems to be quite surprising.

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A:
Let me assure coincidence is not necessarily causality. So it’s our stall that we try to find a mutual agreement on how to separate. Mr. Sharpler stepping down doesn’t have anything to do with today’s project. This is a new project and we want to implement this project too with the new management team.
Q:
With regards to the press, inter Schering’s share price today, can we assume that your shareholders will assume a higher offer? The question is there still lead way upwards? Do you possibly expect competition for Schering?
A:
When we came into this press conference, approximately 8 million shares changed holders. So it’s 90 million shares that exchange, not changed hands. So I think its really false speculation that in case somebody wouldn’t be satisfied with the present we might decide in favor of a (inaudible 10:07). There is no indication for what Schering shareholders think as all of them.
Q:
While we don’t want to be a part in any speculation and, of course, we don’t want to lay open our cards what we’d do “if.” So on the one hand, no speculation. On the other hand, no saying about anything what we want to do. So we’re not going to have Schering Merck. We’re not going to have Schering Merck beside Schering Plow but we’ll keep the investment trading. That means you want to retain what you have right now, or would you also say okay once you want to degrade us? Okay, then you said that be a certain compensation for the holders of the shares. What do you mean by that? And, then Mr. Kley is supposed to join the company on 1 September. Can it be excluded to anyone come earlier, even if Lufthansa should agree then Schering is a DAX? Should it get off the list of this exchange would Merck, then, move up into the DAX values?
In Germany, we had several cases where a takeover offer seemed to be attractive but the waiting for the (inaudible 1:56) is one and so on and then the payment offers very attractive to make the shares go higher. Do you already have the agreement of Mr. (inaudible 2:12) and Mr. (inaudible 2:13) who will certainly like to make their appearances at such assemblies, at such general assemblies?
A:
With regard to Dr. Kley, I will have to say his agreement or contract with Lufthansa has not yet been concluded. Mr. Kley will enter the company on 1 September but should anything, any unforeseen events happen, maybe, maybe not but I believe it will be the first of September on which date Mr. Kley will enter Merck.

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Now the rating of our company is in the hands of the rating agency so we can see what will happen. We say we will ensure investment great (inaudible 3:20) because this is what differs us from a leveraged transaction but we’ll also have to be prepared for eventualities. So within the investment grade rating, something would happen then wait, of course, indemnify our shareholders. We did not Schering because we were offended for not having moved up to the docks but we are prepared to be subjected to the rules of German stock exchange.
(Inaudible 4:08) would make the capital increase then we are a hard candidate to move up to the DAX. We talked about the large shareholder of Schering’s who did not talk to other Schering shareholders.
Q:
Last two speakers on my list, Mr. Simson you said that you wanted to make a phone call to Madam Chancelor.
A:
No, I did talk to her. Are you backed by the German politicians and for certainly not started or brought about with a policy make us we’re informed, Madam Merck and she appreciated the information and it was a nice talk. But Madam Merck is smart enough not to make any judgments in a first talk. It was a well-meaning talk.
Q:
(Inaudible 5:17), Ma’am. You did not comment on whether Mr. Kley would be a candidate to become Mr. Römer successor. If so, when, Mr. Römer, why do you turn the office to Mr. Kley?
A:
Well, of course the younger members are certainly earlier candidates for leading positions and the older ones, and that’s all I can say today.
If there are no further questions, thank you very much. Thank you for having come on such short notice. It was a historic day in our communication. The main assemble our general assembly 13 June. Thank you.

Note regarding forward-looking statements: The information in this document may contain “forward-looking statements”. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Schering AG resulting from and following the proposed transaction. These statements are based on the current expectations of management of Merck KGaA and are inherently subject to

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uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.
The information in this document is neither an offer to purchase nor a solicitation of an offer to sell securities of Schering AG nor a prospectus. At the time the tender offer is commenced, a tender offer statement will be filed with the U.S. Securities and Exchange Commission (SEC) with respect to the tender offer. Investors and holders of securities of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the tender offer filed with the SEC when they become available because they will contain important information. Investors and holders of securities of Schering AG will be able to receive these documents, when they become available, free of charge at the SEC’s web site, www.sec.gov.
This is not an offer of Merck KGaA securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer and management as well as financial statements.